DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
c/o DBL PROPERTIES CORPORATION
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
November 7, 2006
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2006, LLC; MP Income Fund 12, LLC; MP Income Fund 14 LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MP Value Fund 7, LLC; MP Falcon Growth Fund 2, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Special Fund 8, LLC; Sutter Opportunity Fund 4, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Fund 5, LLC; MPF Senior Note Program I, LP and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”), initiated an unsolicited tender offer to buy units of limited partnership interest (“Units”) in Drexel Burnham Lambert Real Estate Associates II (the “Partnership”) on October 26, 2006.
     The Partnership, through its general partner, DBL Properties Corporation, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MPF Group’s offer, because the general partner does not have a reliable indicator of the fair value of the Units. The Partnership has not recently conducted an analysis of the value of its Units, but the Partnership notes that the MPF Group estimates the liquidation value of the Partnership to be $253.00 per Unit. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer.
     We call your attention to the following considerations:
•	The MPF Group’s offer estimates the liquidation value of the Partnership to be $253.00 per Unit. However, the MPF Group is only offering $250.00 per Unit.

•	The $250.00 offer price will be reduced by the amount of any distributions declared or made between October 26, 2006 and December 19, 2006, which may be further extended.

•	The general partner is considering the sale of Presidential House Apartments, a 203-unit apartment complex located in North Miami Beach, Florida. However, no assurances can be given regarding the timing or amount of a sale, if at all.

•	In October 2005, Presidential House Apartments sustained damage from Hurricane Wilma. The estimated repair costs were approximately $800,000, all of which had been incurred as of June 30, 2006, and estimated cleanup costs were approximately $67,000, all of which had been incurred as of June 30, 2006. The Partnership has already received $250,000 of insurance proceeds related to the casualty event and anticipates that additional insurance proceeds to be received will be sufficient to cover the estimated repair costs.

•	AIMCO Properties, L.P. (“AIMCO Properties”) made a tender offer on March 4, 2004 for the purchase of Units at a purchase price of $69.00 per Unit. The offer was held open until April 9, 2004 and 829 Units were accepted. AIMCO Properties made another tender offer on February 16, 2005 for the purchase of Units at a purchase price of $146.00 per Unit. The offer was held open until March 28, 2005 and 1,736 Units were accepted.

•	AIMCO Properties has made the following direct purchases since 2004:

		Price Per
Year	Units Acquired	Unit
2004	20	$39.18
	100	$104.00
2005	230	$146.00
2006 (through October 31)	20	$146.00
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum), which is the only source from which we currently have information regarding secondary market sales. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum. Set forth below are the high and low sales prices of Units during the years ended December 31, 2006 (through July 31), 2005 and 2004, as reported by Direct Investments Spectrum, an independent, third-party source. The gross sales prices reported by Direct Investments Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by Direct Investments Spectrum is accurate or complete.
o	SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY DIRECT INVESTMENTS SPECTRUM

	HIGH	LOW
Year Ended 2006 (through July 31):	$162.00	$75.00
Year Ended 2005:	$75.00	$75.00
Year Ended 2004:	$75.00	$75.00
Set forth below are the high and low sales prices of Units during the year ended December 31, 2006 (through September 30), as reported by the American Partnership Board, an independent, third-party source. There were no sales reported by the American Partnership Board during the years ended December 31, 2005 and 2004. The gross sales prices reported by American Partnership Board do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. We do not know whether the information compiled by the American Partnership Board is accurate or complete.
o	SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY THE AMERICAN PARTNERSHIP BOARD

	HIGH	LOW
Year Ended 2006 (through September 30):	$162.00	$162.00
•	The MPF Group offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired.

•	Any increase in the MPF Group’s ownership of Units as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object. In addition, the MPF Group could eventually acquire voting control of the Partnership if they acquire more Units than they are offering to purchase in the current offer.

•	AIMCO Properties and its affiliates, which collectively hold 18,633 Units, or approximately 49.99% of the outstanding Units, do not intend to tender any of their Units in the MPF Group offer.
     The general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MPF Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code. The advice contained in this communication was written to support the promotion or marketing of the transaction or matter addressed by the advice. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
     If you need further information about your options, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.

Sincerely,

DBL Properties Corporation,
General Partner